Financial Statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)

Nine months ended September 30, 2009 and 2008 (unaudited)

(Expressed in thousands of Canadian dollars)

FRONTEER DEVELOPMENT GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars - unaudited)

	September 30,	December 31,
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$18,427	$30,942
Short-term deposits	140,947	50,093
Restricted cash	604	-
Accounts receivable and other	2,875	995
Due from related party	-	167

	162,853	82,197

Prepaid acquistion costs	-	725

Property & Equipment	5,155	1,556

Long term investments (Note 6)	6,004	-

Reclamation deposits	3,448	3,175

Exploration properties and deferred exploration
expenditures (Note 7)	327,186	227,665

Equity investments in Turkish Properties (Note 8)	14,459	13,255

Equity investment in Aurora Energy Resources Inc. (Note 5)	-	74,946

	$519,105	$403,519

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,863	$3,421
Due to joint venture partner	923	-
Asset retirement obligations	-	357

	3,786	3,778

Due to joint venture partner	613	122

Asset retirement obligations	1,101	1,068

Future income taxes	57,476	60,016

Shareholders' Equity
Share capital (Note 9)	423,102	321,201
Contributed surplus	31,450	23,731
Accumulated other comprehensive income	51	-
Retained earnings (accumulated deficit)	1,526	(6,397)

	456,129	338,535

	$519,105	$403,519
Nature of operations (Note 1)
Commitments (Note 10)
Subsequent events (Note 13)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Operating expenses:
Write-down of exploration properties and deferred
exploration expenditures	$3,610	$1,556	$4,224	$1,898
Stock-based compensation	599	705	3,855	5,387
Wages and benefits	1,231	596	3,674	1,919
Office and general	843	294	2,428	939
Professional fees	787	438	2,118	1,070
Property investigation	595	600	1,690	1,798
Investor relations, promotion and advertising	167	95	983	469
Amortization	159	131	370	285
Listing and filing fees	11	4	269	200
Loss on disposal of capital assets	65	23	119	8
Reclamation accretion	13	13	42	38

Loss from operations	8,080	4,455	19,772	14,011

Other income (expenses):
Gain on sale of long-term investments (note 6)	9,286	-	9,286	1,768
Foreign exchange	3,210	(1,546)	6,024	(2,448)
Change in fair value of financial instruments (note 6)	4,982	-	5,391	(361)
Interest income	1,254	688	3,316	2,344
Other income	178	-	229	-
Equity income from Turkish Properties	(1)	-	6	-
Dilution gain	-	-	-	71
Equity in loss of Aurora Energy Resources Inc.	-	(304)	(904)	(1,149)

	18,909	(1,162)	23,348	225

Income (loss) before income taxes	10,829	(5,617)	3,576	(13,786)

Current income tax expense	-	-	-	-
Future income tax (recovery)	(1,060)	(531)	(4,347)	(1,116)

	(1,060)	(531)	(4,347)	(1,116)

Net income (loss) for the period	$11,889	$(5,086)	$7,923	$(12,670)

Earnings (loss) per common share, basic	$0.10	$(0.06)	$0.07	$(0.15)
Earning (loss) per common share, diluted	0.09	(0.06)	0.07	(0.15)

Weighted average number of common shares outstanding
Basic	118,765,666	83,226,050	109,954,684	83,207,371
Diluted	126,257,407	83,226,050	111,727,105	83,207,371

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Cash provided (used for):
Operating activities:
Net income (loss) for the period	$11,889	$(5,086)	$7,923	$(12,670)
Items not affecting cash:
Stock-based compensation	599	705	3,855	5,387
Write-down of exploration properties and deferred
exploration expenditures	3,610	1,556	4,224	1,898
Amortization	159	131	370	286
(Gain) Loss on disposal of capital assets	65	23	119	8
Reclamation accretion	13	13	42	38
Foreign exchange	(3,210)	1,546	(6,024)	2,448
Change in fair value of financial instruments	(4,982)		(5,391)	361
Equity income from Turkish properties	1	-	(6)	-
Gain on sale of marketable securities/investments	(9,286)	-	(9,286)	(1,768)
Dilution gain	-	-	-	(71)
Equity in loss of Aurora Energy Resources Inc.	-	304	904	1,149
Future income taxes	(1,060)	(531)	(4,347)	(1,117)
Changes in non-cash working capital:
Accounts receivable and other	327	188	(25)	88
Accounts payable and accrued liabilities	993	664	(1,230)	420
Amounts due from related parties	-	(137)	-	(318)

Cash used in operating activities	(882)	(624)	(8,872)	(3,861)

Financing activities:
Cash received on exercise of options	152	-	438	130
Share issue costs	-	-	(211)	-

Cash provided by financing activities	152	-	227	130

Investing activities:
Change in accounts receivable and other	177	131	(52)	74
Change in accounts payable and accrued liabilities	(1,177)	488	(2,623)	341
Restricted cash	(604)	-	(604)	-
Cash acquired in acquisition of Aurora	(3)	-	1,990	-
Proceeds from sale of equipment	-	28		193
Proceeds from short-term deposits	(3,094)	-	1,507	-
Due to joint venture partners	1,415		1,415
Purchase of long term investments	-	-	(3,060)	-
Purchase of property & equipment	(2,291)	(226)	(2,733)	(912)
Reclamation bonds	(45)	(890)	(181)	(1,587)
Recovery of deferred exploration expenditures	2,725	-	5,301	-
Proceeds from sale of investments	11,841	-	11,841	5,295
Investment in Turkish Properties	-	-	(79)	-
Interest in exploration properties and deferred exploration
expenditures	(8,639)	(5,317)	(16,243)	(11,078)

Cash used in investing activities	305	(5,786)	(3,521)	(7,674)

Effect of exchange rate difference on cash	(504)	13	(349)	(170)

Decrease in cash	(929)	(6,397)	(12,515)	(11,575)

Cash and cash equivalents, beginning of period	19,356	93,861	30,942	99,039

Cash and cash equivalents, end of period	$18,427	$87,464	$18,427	$87,464

Non-cash investing and financing activities:
Common stock issued upon acquisition of Aurora	$-	-	$101,329	-
Fair value of options issued upon acquisition of Aurora	$-	-	$3,022	-

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in thousands of Canadian dollars, except share amounts - unaudited)

	Common Shares			Accumulated Other	Retained earnings	Total
			Contributed	Comprehensive	(accumulated	Shareholders'
	Shares	Amount	Surplus	Income	deficit)	Equity
	#	$	$	$	$	$

Balance as at December 31, 2008	83,551,050	321,201	23,731	-	(6,397)	338,535

Shares issued in Aurora acquisition (note 5)	34,940,890	101,329	-	-	-	101,329
Share issue costs	-	(211)	-	-	-	(211)
Recognition of future income tax effect of share issue costs	-	57	-	-	-	57
Exercise of stock options	295,024	726	(288)	-	-	438
Stock-based compensation	-	-	8,007	-	-	8,007
Other comprehensive income	-	-	-	56	-	56
Recognition of future tax liability on long term investments	-	-	-	(5)	-	(5)
Net income for the period	-	-	-	-	7,923	7,923

Balance as at September 30, 2009	118,786,964	423,102	31,450	51	1,526	456,129

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Net income (loss) for the period	11,889	(5,086)	7,923	(12,670)
Other comprehensive items:
Unrealized gain (loss) on long-term investments, net of taxes	6	-	51	(3,020)
Reclassification of gain on disposal of investment included in net income (loss)	(1,959)	-	-	(1,768)

Total comprehensive income (loss)	$9,936	$(5,086)	$7,974	$(17,458)

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 7 and 8).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Certain numbers of the current years prior quarters have been reclassified to conform with the Company’s current presentation.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to it initial recognition an of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective January 1, 2009 and the new standard does not have a significant effect on the Company’s consolidated financial statements.

Restricted cash

Restricted cash consists of cash deposited by the Company into a special bank account to be held in escrow until the completion of certain facilities at the Company’s Long Canyon project.

Due to joint venture partner

This amount represents amounts owed to the Company’s co-venturer on its Long Canyon project.

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business bank accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at September 30, 2009, is summarized in the table below (in thousands):

As at September 30, 2009
	10% increase in USD	10% decrease in USD
(Increase) decrease in net income and comprehensive income	$ 167	($ 152)

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at September 30, 2009, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net income (in thousands) by $508, based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company’s financial liabilities are not exposed to interest rate risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities equals their estimated fair value.

The fair value of the asset retirement obligations are determined when they are incurred by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of its investments at less than favorable prices. Additionally, the Company marks its investments to market at each reporting period. This process could result in significant write downs of the Company’s investments over one or more reporting periods, particularly during periods of declining resource equity markets.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

5.	ACQUISITION OF AURORA ENERGY RESOURCES INC.

Aurora Energy Resources Inc.

On March 2, 2009, the Company’s offer to acquire all of the outstanding common shares of Aurora Energy Resources Inc. (“Aurora”) that it does not already own on the basis of 0.825 of a Fronteer common share for each Aurora share expired and the Company agreed to take up 36,526,336 Aurora common shares tendered. The Company acquired the remaining outstanding common shares of Aurora on April 21, 2009 which gave the Company 100%.

At December 31, 2008, the Company had owned 42.2% of the outstanding common shares of Aurora. As a result of its equity ownership in Aurora the Company had followed the equity method of accounting for its investment in Aurora up to March 2, 2009. From March 3, 2009 onwards the Company has consolidated the results of operations of Aurora.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date Fronteer acquired effective control of the outstanding common shares of Aurora, March 2, 2009. The following weighted-average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

Risk-free interest rate	1.64%
Expected volatility	83.85%
Expected life	2.66 years
Dividend rate	0.00%

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the preliminary allocation are indicated in the table below (in thousands):

Purchase price:
34,940,890 common shares of Fronteer	$101,329
Options exercisable into shares of Fronteer	3,023
Acquisition costs	2,361
106,713
Existing value of equity investment in Aurora	74,042
$180,755

Net assets acquired:
Current assets	$98,503
Other assets	1,800
Exploration properties and deferred exploration expenditures	92,824
Other liabilities	(3,378)
Future income tax liability	(8,994)
$180,755

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

6.	LONG TERM INVESTMENTS

The Company, from time to time, may make strategic investments in other publicly traded entities. These investments are treated as long-term investments and may take the form of common shares and share purchase warrants.

For accounting purposes, the Company has determined that any share purchase warrants held are derivative financial instruments and any change in fair value is included in earnings for the period. The fair value of share purchase warrants is measured using the Black-Scholes option pricing model. Any common shares held have been designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period. The table below illustrates the Company’s long term investments (in thousands):

	As at September 30, 2009
		Mark-to-market gain for
		nine months ended
	Fair Value	September 30, 2009
Common shares	108	56
Share purchase warrants	5,896	5,391
	6,004	5,447

During the nine months ended the Company sold certain of its long term investments realizing a gain of $9,286.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total					Transfer	Total
	December 31,			Write-		to Equity	September 30,
	2008	Additions	Recoveries	downs	Disposals	Interest	2009
	$	$	$	$	$	$	$
USA
(Note 7(a))
Northumberland	76,302	2,443	-	-	-	-	78,745
Long Canyon	7,474	10,930	(5,246)	-	-	-	13,158
Eastern Great
Basin	54,871	337	-	-	-	-	55,208
Sandman	22,239	175	-	-	-	-	22,414
Zaca	45,838	88	-	-	-	-	45,926
Carlin –Cortez	2,966	194	-	(1,711)	-	-	1,449
Other	16,611	70	(55)	-	-	-	16,626
	226,301	14,237	(5,301)	(1,711)	-	-	233,526

CANADA
(Note 7(b))
Michelin Main	-	50,624	-	-	-	-	50,624
Jacques Lake	-	13,873	-	-	-	-	13,873
CMB	-	28,901	-	-	-	-	28,901
Baker Lake	-	2,513	-	(2,513)	-	-	-
	-	95,911	-	(2,513)	-	-	93,398

TURKEY
(Note 7(c))
Pirentepe	1,085	-	-	-	-	(1,085)	-
Aydin	37	6	-	-	(43)	-	-
TV Tower	36	-	-	-	-	-	36
Isper	159	8	-	-	-	-	167
Aktarma	47	10	-	-	-	-	57
Yuntdag	-	2	-	-	-	-	2
	1,364	26	-	-	(43)	(1,085)	262
	227,665	110,174	(5,301)	(4,224)	(43)	(1,085)	327,186

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	USA	Canada	Turkey	Total
	$	$	$	$
December 31, 2008	226,301	-	1,364	227,665

Acquisition of Aurora (Note 5)	-	92,824	-	92,824

2009 expenditures:
Acquisition costs	143	-	-	143
Assaying & geochemical	533	20	-	553
Camp & field costs	177	283	5	465
Claim maintenance and
advance royalty fees	2,007	(198)	-	1,809
Drilling	4,951	128	-	5,079
Engineering studies	907	572	-	1,479
Environmental	1,298	421	-	1,719
Transportation	201	449	-	650
Wages, consulting and
management fees	3,399	1,254	12	4,665
Other	621	158	9	788
	14,237	3,087	26	17,350

Exploration costs written-off	(1,711)	(2,513)	-	(4,224)
Disposals	-	-	(43)	(43)
Transfer to Equity Interest	-	-	(1,085)	(1,085)
Recoveries	(5,301)	-	-	(5,301)
	(7,012)	(2,513)	(1,128)	(10,653)

September 30, 2009	233,526	93,398	262	327,186

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company.

A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of $20,000 to the lessor. These payments are credited against a 4% Net Smelter Return (“NSR”) royalty from minerals produced from the claims. None of the existing deposits at Northumberland are situated on these claims.

In addition, a small portion (less than 1%) of the area on which the Northumberland Project deposits are currently located are subject to an NSR royalty of 1% payable to third party lessors.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Long Canyon Project

The Long Canyon Property is located in northeastern Nevada.

In 2006, the Company entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. The Company was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to maintain a 51% interest in the project. The Company chose not to solely fund the project through feasibility, thereby electing not to earn a further 14% interest in the project as the burden of solely funding the project through feasibility was considered unreasonable.

Both the Company and AuEx reserve a 3% NSR royalty on the claims they each contributed to the venture.

Other Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. The most advanced of the Eastern Great Basin Properties, are the Tug and KB projects.

A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

During the nine months ended September 30, 2009, the Company granted an option for a period of three years to Enexco International Inc. ("EIC") to acquire up to a 51% interest in certain of the Company's Loomis Mountain claims. To earn a 51% interest, EIC must incur a minimum of 11,000 metres of drilling and spend an additional US$300,000 on exploring the claims. If after formation of a joint venture, either parties interest dilutes to below 10%, their interest will be converted to a 2% NSR royalty.

Sandman Project

The Sandman Project which is owned 95% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont beginning in September 1997.

Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR royalties on various of its mineral claims ranging from 1% to 6%.

In June 2008 the Company and Newmont signed a two phase option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Provided that Newmont completes its phase two earn-in requirements, Newmont is entitled to recover US $3,750,000 from 90% of the Company's share of production, less production costs, until that amount is recovered in full. The Company can also elect to have Newmont arrange financing for its 40% share of ongoing development costs. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of the Company's share of production, less production costs. The Company retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.

Zaca Project

The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project. The cleanup efforts are being administered by the USFS. The USFS has not sought contribution from the Company for the cleanup and the Company does not believe it will do so. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future. To date, no liability has been recorded in the Company’s financial statements.

There is a 5% NSR royalty payable on certain of the Zaca claims.

Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

(b)	Canada

The Labrador Properties (Michelin Main, Jacques Lake and CMB) consist of a series of uranium deposits and occurrences, located in the Central Mineral Belt of central Labrador, Canada, and are owned 100% by Aurora, a wholly owned subsidiary of the Company. The Properties are subject to a 2% NSR royalty owing to an independent third party. In March 2009, the Company acquired control of Aurora and in April 2009, the Company completed the acquisition of 100% of the issued and outstanding shares of Aurora (see Note 5). During the three months ended September 30, 2009, the Company decided no further work would be carried out at the Baker Lake uranium property and accordingly wrote-off all costs incurred.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(c)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties, respectively.

Biga Properties

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of newly designated properties governed by the Biga Properties MOU, called Pirentepe, TV Tower and Dedidagi. During 2009, Pirentepe was adjoined to the Halilaga property by agreement with TCAM.

See Note 8 – Investment in Turkish Properties for a discussion of the Agi Dagi, Kirazli and Halilaga properties.

8.	EQUITY INVESTMENTS IN TURKISH PROPERTIES

Agi Dagi, Kirazli and Halilaga Properties

The Company owns 40% of each of the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership stake in three companies, controlled by TCAM. Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Agi Dagi is also subject to a 2% NSR royalty owing to an arm’s length third party. A fourth company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey. The remaining 60% of this company is also owned by TCAM. The Company accounts for these investments as equity investments.

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity income from Turkish Properties”, respectively. Effective July 25, 2007, for the Kirazli project and August 15, 2007, for the Agi Dagi and Halilaga projects (the dates where the ownership percentages were determined), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Also any costs incurred subsequent to the effective earn- back dates on Agi Dagi, Kirazli and Halilaga have been included in “Investment in Turkish Properties.”

TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2013, and arranging project financing. TCAM has been granted an extension to December 31, 2009, on its election whether to earn an additional 10% interest in the copper-gold property, in exchange for TCAM solely funding an exploration program at Halilaga in 2009. In 2008, TCAM was prohibited from drilling the main Kestane zone at Halilaga because of permitting delays and was therefore unable to meet its expenditure commitment for 2008.

During the three months ended September 30, 2009, the Company and its Turkish strategic partner, Teck Resources Limited (parent company of TCAM) announced they have entered into a Memorandum of Understanding with Alamos Gold Inc. (“Alamos”) providing for the sale of 100% of the Agi Dagi and Kirazli projects. Total consideration to be received is comprised of US$40 million and 4 million shares of Alamos, which is to be split pro-rata based on respective ownership percentage. Completion of the transaction is subject to a due diligence period, the execution of definitive agreements, and the approval of Alamos’ Board of Directors and the TSX.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

9.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Fronteer Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non- assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008	5,721,900	$7.17
Options granted	2,670,000	3.17
Options exercised	(281,000)	1.42
Options forfeited	(201,666)	5.21
Options expired	(26,667)	10.44
Balance, September 30, 2009	7,882,567	$6.05

Options exercisable at September 30, 2009 totaled 5,892,567 (December 31, 2008 – 4,534,191).

At September 30, 2009, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

			Weighted		Weighted average
	Number of	Weighted average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$1.00 to $1.99	905,000	0.04	1.29	905,000	1.29
$2.00 to $2.99	430,000	1.35	2.38	407,500	2.35
$3.00 to $3.99	2,465,000	9.44	3.17	1,078,750	3.11
$4.00 to $4.99	160,000	1.50	4.51	160,000	4.51
$5.00 to $5.99	140,000	3.54	5.04	83,333	5.05
$6.00 to $6.99	728,400	1.61	6.50	728,400	6.50
$8.00 to $8.99	1,517,500	8.02	8.07	1,031,250	8.07
$9.00 to $9.99	136,667	3.02	9.49	126,667	9.48
$10.00 to $10.99	455,000	2.61	10.22	446,667	10.20
$11.00 to $11.99	60,000	3.16	11.10	40,000	11.10
$14.00 to $14.99	835,000	2.42	14.24	835,000	14.24
$16.00 to $16.99	50,000	2.55	16.09	50,000	16.09
	7,882,567	5.32	6.05	5,892,567	6.55

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

9.	SHARE CAPITAL (continued)

Acquisition Stock Option Plan – NewWest Gold Corporation:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008	41,600	$9.62
Options expired	(22,100)	9.62
Balance, September 30, 2009	19,500	$9.62

Options exercisable at September 30, 2009 totaled 19,500 (December 31, 2008 – 41,600).

At September 30, 2009, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

	Number of	Weighted average	Weighted
	options	remaining	Average Exercise
Price	outstanding	contractual life	Price
$9.62	19,500	2.98 years	$ 9.62

Aurora Energy Resources Inc. – Stock Option Plan:

Effective April 21, 2009, the Company assumed the Aurora Stock Option Plan, however no further issuances of stock options will occur. Stock options outstanding at the date of acquisition will continue to vest under the original grant date terms. Stock options outstanding under the Aurora Stock Option Plan are exercisable into common shares of Fronteer based on the conversion ratio of 0.825 of a Fronteer common share for each Aurora stock option exercised.

The summary below presents all stock option transactions and options outstanding after factoring in the conversion ratio for the Aurora Stock Option Plan:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008	-	$-
Outstanding as of acquisition of Aurora on March 2, 2009	5,114,451	7.59
Options exercised	(14,024)	2.84
Options forfeited	(102,027)	7.70
Balance, September 30, 2009	4,998,400	$7.59

Options exercisable at September 30, 2009 totaled 3,908,016.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

9.	SHARE CAPITAL (continued)

At September 30, 2009, under the Aurora Stock Option Plan after factoring in the conversion ratio the table below presents stock options issued and outstanding and exercisable:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$1.00 to $1.99	57,750	4.09	1.73	19,249	1.73
$2.00 to $2.99	1,722,600	4.10	2.78	713,343	2.73
$4.00 to $4.99	1,368,951	1.39	4.36	1,366,200	4.36
$6.00 to $6.99	82,500	1.84	6.16	82,500	6.16
$7.00 to $7.99	41,250	1.88	7.45	41,250	7.45
$9.00 to $9.99	206,250	1.90	9.19	206,250	9.19
$10.00 to $10.99	27,499	3.88	10.75	27,499	10.75
$11.00 to $11.99	303,600	2.01	11.10	303,600	11.10
$14.00 to $14.99	41,250	2.09	14.55	41,250	14.55
$16.00 to $16.99	297,000	2.46	16.16	266,750	16.13
$17.00 to $17.99	610,500	2.46	17.42	605,000	17.42
$18.00 to $18.99	94,875	2.58	18.82	90,750	18.80
$19.00 to $19.99	123,750	2.45	19.77	123,750	19.77
$21.00 to $21.99	20,625	2.60	21.85	20,625	21.85
	4,998,400	2.69	7.59	3,908,016	8.80

Stock-based compensation:

For the period ended September 30, 2009, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the nine months ended September 30, 2009 ranged from $1.63 to $2.51 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	September 30,	December 31,
	2009	2008
Risk free interest rate	1.43% to 2.33%	2.94% to 3.74%
Expected life	3.7 to 4.8 years	3.38 to 3.49 years
Expected volatility	78.9% to 81.6%	73.9% to 75.4%
Expected dividend yield	0.0%	0.0%

For the period ended September 30, 2009, the Company has capitalized a total of $1,108 (2008 - $1,532) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $3,855 (2008 - $5,387) of stock-based compensation expense.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

10.	COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments, total approximately $4,363. Minimum rental commitments for the following years are as follows (in thousands):

Year	Amount
$
2009	322
2010	1,071
2011	782
2012	627
2013	376
Subsequent to 2013	1,185
4,363

The company is also responsible for its share of property taxes and operating costs on office premises leases.

In addition, the Company has obligations on its mineral property interests should the Company wish to continue having a right to the mineral interest of a property. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property. Property lease commitments for the following years are as follows (in thousands):

Year	Amount
$
2009	160
2010	709
2011	986
2012	1,258
2013	1,217
Subsequent to 2013	1,098
5,428

11.	RELATED PARTY TRANSACTIONS

From January 1, 2009 to March 2, 2009, the Company invoiced Aurora $52 for its share of office costs, employee wages and benefits. For the quarter ended September 30, 2009, all intercompany balances have been eliminated upon consolidation.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2009 and 2008 (unaudited)

12.	SEGMENTED INFORMATION

Geographical segmented information:

The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 7 and 8. The net income (loss) (in thousands) relating to the operations in Canada, United States, Mexico and Turkey totaled $4,365, $3,630, $348 and ($420) respectively for the nine months ended September 30, 2009.

13.	SUBSEQUENT EVENTS

Subsequent to September 30, 2009, 897,248 stock options were exercised for gross proceeds of $1,250 to the Company.

CORPORATE INFORMATION

Corporate Head Office - Vancouver	Directors
1650 – 1055 West Hastings Street	Oliver Lennox-King, Chairman
Vancouver, British Columbia	Mark O’Dea
Canada V6E 2E9	George Bell
Scott Hand
Phone: 604-632-4677	Lyle Hepburn
Fax: 604-632-4678	Donald McInnes
Website: www.fronteergroup.com	Jo Mark Zurel
Email: info@fronteergroup.com

Information Office - Toronto	Officers and Management
80 Richmond St. West, 12th Floor	Mark O’Dea, President & Chief Executive Officer
Toronto, Ontario	Troy Fierro, Chief Operating Officer
Canada	Sean Tetzlaff, Chief Financial Officer & Corporate Secretary
Phone: 416-362-5556	Ian Cunningham Dunlop, Vice President, Exploration
Fax: 416-362-3331	Jim Lincoln, Vice President, Operations
John Dorward, Vice President, Corporate Development
Exploration Office - US	Chris Lee, Chief Geoscientist
230 S. Rock Blvd, Suite 30
Reno, Nevada	Registrar and Transfer Agents
89502-2389	Equity Transfer and Trust Company
USA	400 – 200 University Avenue
Toronto, Ontario, M5H 4H1
Exploration Office - St. John's, NFLD	Canada
Suite 600, TD Place
140 Water Street	Registrar and Transfer Company
St. John's, NL	10 Commerce Drive, PO Box 1727
A1C 1K4	Cranford, NJ, 07016
USA
Legal Counsel
Cassels Brock & Blackwell	Shares Quoted
2100 Scotia Plaza	Toronto Stock Exchange: FRG
40 King Street West	NYSE Amex FRG
Toronto, Ontario M5H 3C2

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7